

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 4, 2011

<u>Via E-mail</u>
Mr. Yang Feng
Chief Financial Officer
Guanwei Recycling Corp.
Rong Qiao Economic Zone, Fuqing City, Fujian Province
People's Republic of China 350301

> **RE:** **Guanwei Recycling Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 1-34692**

Dear Mr. Feng:

We have reviewed your response letter dated September 23, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 1A. Risk Factors, page 9</u>

<u>Risks Relating to Our Common Stock, page 16</u>

<u>Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act…, page 18</u>

1. We note your response to comment one in our letter dated September 8, 2011. You indicated that you intend to amend your Form 10-K for the period ended December 31, 2011 as a result of the material weakness related to your lack of U.S. GAAP experience. We remind you that when you file your amended Form 10-K, you should provide a discussion of the amendment and the facts and circumstances surrounding it and include all updated certifications that

reference the Form 10-K/A. Address this comment as it relates to your March 31, 2011 and June 30, 2011 Forms 10-Q/A.

2. We note your response to comment one in our letter dated September 8, 2011. In your proposed disclosure under changes in internal control over financial reporting, you indicate that during your fiscal year 2010, there were no "significant" changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Your use of the word "significant" appears to suggest that there were changes in your internal control over financial reporting during fiscal 2010. Please revise your disclosure to specifically state that there were no changes in internal control over financial reporting. Otherwise, please revise to state that there were changes in internal control over financial reporting and disclose the changes made accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Transactions with Related Persons, Promoters and Certain Control Persons, page 36

3. We note your response to comment three in our letter dated September 8, 2011. Please describe the qualities of Mr. Wang and Mr. Chen's relationship that have given rise to Chenxin's agreement for apparently no consideration to pay accrued expenses on your behalf. In addition, please clarify whether Chenxin's agreement to reimburse amounts is limited to certain types of expenses, such as those accrued for certain purposes or by certain operations, and whether the arrangement is an obligation that you may legally enforce in the event Chenxin decides to unilaterally terminate paying your accrued expenses. See Item 404(a)(6) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief